P.O. Box 20103
Kansas City, MO 64195
866.877.2525 • fax 816.713.8810
www.uspremiumbeef.com

August 3, 2015

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Attention: Ms. Melissa Raminpour

Re:	U.S. Premium Beef, LLC
Form 10-K for Fiscal Year Ended December 27, 2014
Filed March 12, 2015
File No. 333-115164

Dear Ms. Raminpour,

We have received your comment letter dated July 22, 2015 and provide the following response to your comment. For reference purposes, the staff’s comment as reflected in the staff’s letter are reproduced in bold and the corresponding response of the company are shown below each comment.

Form 10-K for Fiscal Year Ended December 27, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounting for Investment in NBP, Page 18

1. We note your equity investment in National Beef Packing Company, LLC and that it has experienced effects of lower volumes and tighter margins which led to reduced profitability in recent periods. In light of the continual losses of NBP, please tell us how you determined that your investment is recoverable. Please refer to ASC 323-10-35-31 through 32a. Please tell us if you performed an impairment analysis for this investment and provide us with the authoritative guidance you relied upon to support your conclusion.

Company Response

ASC 323-10-35-31 states “A series of operating losses of an investee may indicate a decrease in the value of the investment has occurred that is other than temporary”.  National Beef Packing Company, LLC’s (“NBP”) operating loss for fiscal year 2013 and 2014 was $30 million and $25 million, respectively.  In fiscal year 2013, NBP recorded an impairment charge of approximately $63 million related to the closure of its Brawley, CA beef processing plant.  Absent this unusual charge, NBP would have generated operating income of approximately $33 million.  Management believes that while margins have been tighter in recent years, there was not a “series” of operating losses as the first “true” operating loss didn’t occur until fiscal year 2014.

U.S. Premium Beef, LLC (“USPB”) gave consideration to ASC 323-10-35-31 through 32a, as well as ASC 320-10-S99-1, when determining if a loss in value of the investment in NBP was other than temporary.  The SEC staff lists various examples of factors that could, individually or in combination, indicate a decline in value is other than temporary.

The length of time and the extent to which the market value has been less than cost – USPB began operations in December 1997 when it acquired an ownership interest in a company that is presently known as NBP.  From 1997 through 2013 (absent the nonrecurring plant closure) NBP was profitable and 2014 was the first time book value fell below fair value (by approximately 10%) despite the GAAP operating losses incurred in fiscal years 2013 and 2014.  Based on the discussion above and consideration of the facts below, it was determined this decline was reasonably recoverable.  Additionally, over the term of the investment, USPB has consistently received distributions from NBP.   As discussed in more detail below, drought conditions contributed significantly to NBP’s operating losses in 2013 and 2014, and NBP’s profitability is expected to return in 2016.

The financial condition and near-term prospects of the issuer, including any specific events that may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential – NBP is required to make distributions to its members, to the extent it has taxable income.  USPB is not dependent upon NBP’s distributions to meet its cash flow requirements.  USPB has a strong balance sheet, which is evidenced by the $92 million in cash that was available on December 27, 2014.  USPB also has a credit facility to utilize, if necessary.

As noted in the Beef Processing Service section on page 7 of USPB’s fiscal year 2014 10-K, NBP operating income typically fluctuates seasonally as well as cyclically, with relatively higher margins in the spring and summer months and during times of ample cattle availability.  As a result of the wide spread drought experienced in cattle producing areas in the United States during the last couple of years, farmers and ranchers liquidated a large number of production age cows from their herds.  Such liquidation caused the supply of fed cattle available for slaughter to decrease significantly, which caused the purchase price paid by NBP for fed cattle to increase substantially.  NBP was not able to increase the sales price of boxed beef by a like amount, which caused margins to be tighter than they have been historically.

Increased precipitation in cattle producing areas has caused farmers and ranchers to hold back heifers to rebuild their herds.  Given the length of the reproductive cycle of cattle, and the time it takes to gets a newborn calf to the feed yard and ultimately to the point of slaughter, USPB, as well as others that follow the beef industry, believe the increase in the supply of fed cattle available for slaughter will begin sometime in 2016.  As NBP’s margins are higher during times of ample cattle availability, an increase in the supply of fed cattle available for slaughter will enable NBP to start returning to realizing normal operating income.  Below is a quote about the beef herd expansion made by the USDA in February 2015 based on the January 1, 2015 inventory report.

“Overall, the total cattle and calf inventory is still historically low, but coupled with revisions to 2014, the report shows a faster than anticipated herd expansion, with more beef cows and a large retention of heifers.”  (United States Department of Agriculture, Livestock, Dairy, and Poultry Outlook, February 17, 2015) (the entire report can be found at: http://ers.usda.gov/publications/ldpm-livestock,-dairy,-and-poultry-outlook/ldpm-248.aspx).

Additionally, as discussed in Note 1 to NBP’s financial statements on page F-24 of USPB’s 2014 10-K, NBP performed an impairment analysis of its goodwill and intangible assets in 2014 and no impairment charge was necessary. NBP’s goodwill test involved comparing the fair value of its reporting unit to the unit’s book value to determine if there was an impairment.  Fair values are based on valuation techniques NBP believes market participants would use, although the valuation process requires significant judgment and often involves the use of significant estimates and assumptions.  NBP calculates the fair value of the reporting unit using estimates of future cash flows and other market comparable information deemed appropriate.  Had NBP’s impairment analysis determined that an impairment charge was necessary, USPB would have recognized its proportionate share as required by ASC 323-10-35-32A.

The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value – USPB made the original investment in NBP to provide USPB’s members with a guaranteed market for their fed cattle and to enable them to be paid for the market value (the value of an animal when taking into consideration the quality of the meat – the consumer is willing to pay more for a prime or choice cut versus a select cut) of their cattle, instead of accepting the going cash price (a flat price offered that does not take into consideration the quality of the meat).  Without the investment in NBP, USPB’s members would not have received those benefits.  To put it in perspective, from 1997 to December 2014, USPB’s members received $351 million in “grid premiums” (the difference between the quality based market value and the cash price) as a result of the investment in NBP and there is no desire to liquidate the investment.

The above paragraphs discuss the information taken into consideration in the impairment analysis.  Based upon the qualitative factors discussed in those paragraphs, USPB concluded that the loss in value was not other than temporary.  USPB will continue to monitor its investment in NBP and will record an impairment charge as necessary.

USPB acknowledges that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stanley D. Linville

Stanley D. Linville

Chief Executive Officer